UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*


NAME OF ISSUER                     TECO ENERGY,  INC.

TITLE OF CLASS OF SECURITIES       Common

CUSIP NUMBER                       872375100


Check the following box if a fee is being paid with this
statement.                                                              ( )

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 7 Pages

                                    13G
CUSIP No. 872375100                                     Page 2 of 7 Pages
- ----------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Fiduciary Trust Company
     04-2777224

- ----------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
                                                                   (a)(   )
                                                                   (b)(   )
- ----------------------------------------------------------------
3.   SEC use only

- ----------------------------------------------------------------
4.   Citizenship or place of organization

     Massachusetts
- ----------------------------------------------------------------
                              5.   Sole Voting Power

                                        NONE
    Number of                 -----------------------------
     shares                   6.   Shared Voting Power
  beneficially
    owned by                            5,638,717
      each                    -----------------------------
    Reporting                 7.   Sole Dispositive Power
     person
      with                              NONE
                              -----------------------------
                              8.   Shared Dispositive Power

                                        NONE
- ----------------------------------------------------------------
9. Aggregate amount beneficially owned by each reporting person

               NONE
- ----------------------------------------------------------------
10. Check box if the aggregate amount in row (9) includes certain shares*

- ----------------------------------------------------------------
11.     Percent of class represented by amount in row 9

               4.86%
- ----------------------------------------------------------------
12.     Type of Reporting person*

               BK


                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

Check the following (box) if a fee is being paid with this
statement                                                               ( )

Item 1(a)      Name of Issuer:   TECO Energy, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               P.O. Box 111, Tampa, Florida 33601-0111

Item 2(a)                          Item 2(b)

Name of Person Filing:             Address or Principal Office or,
                                   if none, Residence:

Putnam Fiduciary Trust Company     One Post Office Square
    ("PFTC")                       Boston, Massachusetts 02109

Item 2(c) Citizenship: PFTC is a trust company organized under Massachusetts law.

Item 2(d)      Title of Class of Securities: Common

Item 2(e)      Cusip Number:  872375100


                            Page 3 of  7 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)(   )       Broker or Dealer registered under Section 15 of the
               Act

(b)( X )       Bank as defined in Section 3(a)(6) of the Act

(c)(   )       Insurance Company as defined in Section 3(a)(19) of
               the Act

(d)(   )       Investment Company registered under Section 8 of
               the Investment Company Act

(e)(   )       Investment Adviser registered under Section 203 of
               the Investment Advisers Act of 1940

(f)(   )       Employee Benefit Plan, Pension Fund which is
               subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or Endowment
               Fund; see (Section 240.13d-1(b)(1)(ii)(F)

(g)(   )       Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G)

(h)(   )       Group, in accordance with Section
               240.13d-1(b)(1)(ii)(H)









                             Page 4 of 7 Pages

Item 4.
Ownership.
                              PFTC
                              ----


(a)  Amount Beneficially
     Owned:                   none

(b)  Percent of Class:        none

(c)  Number of shares as
     to which such person has:

(1)  sole power to vote
     or to direct the vote;
     (but see Item 7)         none

(2)  shared power to vote
     or to direct the vote;
     (but see Item 7)         5,638,717

(3)  sole power to dispose
     or to direct the
     disposition of;
     (but see Item 7)         none

(4)  shared power to
     dispose or to direct
     the disposition of;
     (but see Item 7)         none


                                         Page 5 of 7 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.   Ownership of More than Five/Ten Percent on Behalf of
Another Person:

PFTC, as Trustee of TECO Energy, Inc. employee benefit plans ("Plans"), is reporting, on this Form 13G, securities which are beneficially owned by the Plans. PFTC, as Trustee, has shared voting power to such shares identified in this form for the benefit of the Plans and disclaims beneficial ownership of all shares held by the Plans.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company.

          Not applicable

Item 8.   Identification and Classification of Members of the
Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

Item 10.  Certification.


                            Page 6 of 7 Pages
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PUTNAM FIDUCIARY TRUST COMPANY



BY:  -------------------------------------------
     Signature

     Name/Title:    Frederick S. Marius
                    Assistant Vice President and Associate Counsel

     Date:  February 2, 1995





















                             Page 7 of 7 Pages